Exhibit 1

October 27, 1998

Mr. William J. Hinz
Chairman of the Board
Vodavi Technology, Inc.
8300 East Raintree Road
Scottsdale, Arizona  85260

Re: Agenda for November 16 Board Meeting

Dear Bill:

         Thank you for your October 16th message. From your message I understand that I will be considered for a Board seat. I am providing this memo to be placed in your minutes to define my views. In an effort to depart from the status quo and increase shareholders value, I propose the following:

         1. That the Board, at its November 16th meeting, appoint me to the Board.

         2. I recommend a committee be appointed that is authorized to develop a three year business plan to redirect Vodavi into strategies that will make us into a leading communications company, that has amongst its core technologies, Internet, wireless and other fast growing segments.

         3. That the Board begin a search for a new CEO and initiate other management changes necessary to accomplish the above and add an additional member to our Board who is capable of assisting the Board and management in this regard.

         4. I suggest that Vodavi raise $5 million to $10 million in the form of equity or convertible debt. This capital raising will give us a broader distribution of our stock, create better liquidity in the market for shareholders and give us the resources necessary to grow. I have indicated an interest in making a substantial portion of this investment and in securing other investors to complete the rest.

                                              Very truly yours,

                                              /s/ Steven A. Sherman